

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 28, 2008

Richard G. Wolford
Chairman, President, and CEO
Del Monte Foods Company
One Market at The Landmark
San Francisco, CA 94105

Re: **Del Monte Foods Company**
Annual report for the fiscal year ended April 27, 2008
Filed June 25, 2008
File No. 1-14335

Dear Mr. Wolford:

We have completed our review of your annual report on Form 10-K and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Lucas
        C. Moncada-Terry
        Bryan J. Lane, Esq. (202) 530-9589